Conover Securities Corporation
Statement of Financial Condition
August 31, 2023

Assets

Cash and cash equivalent	$	29,975
Total assets	$	29,975

Liabilities and Stockholder's Equity

Liabilities

Liabilities	$	-

Commitments and contingencies

Stockholder's equity

Common stock, no par value, 50,000 shares authorized,	
23,500 shares issued and outstanding.	308,000
Accumulated deficit	(278,025)
Total stockholder's equity	29,975
Total liabilities and stockholder's equity	$ 29,975